Exhibit 99.53

August 26, 2020

BY SEDAR

British Columbia Securities Commission
Alberta Securities Commission
Saskatchewan Financial Services Commission
Manitoba Securities Commission
Ontario Securities Commission
New Brunswick Securities Commission
Nova Scotia Securities Commission
Prince Edward Island Securities Office
Securities Commission of Newfoundland and Labrador

Barristers & Solicitors / Patent & Trade-mark Agents

Norton Rose Fulbright Canada LLP
Royal Bank Plaza, South Tower, Suite 3800
200 Bay Street, P.O. Box 84
Toronto, Ontario M5J 2Z4 CANADA

F: +1 416.216.3930
nortonrosefulbright.com

Dear Sir/Madam:

Enthusiast Gaming Holdings Inc. – Final Short Form Prospectus dated August 26, 2020 in respect of Common Shares (the Final Prospectus)

We refer you to the Final Prospectus of Enthusiast Gaming Holdings Inc. (the Company) dated August 26, 2020.

We hereby consent to the use of our firm name: (i) on the face page of the Final Prospectus; (ii) under the heading “Eligibility for Investment” of the Final Prospectus; and (iii) under the heading “Legal Matters” of the Final Prospectus. We also consent to the reference to our opinion under the heading “Eligibility for Investment” of the Final Prospectus.

We confirm that we have:

(a)	read the Final Prospectus; and

(b)

have no reason to believe that there are any misrepresentations, omissions to state a material fact that is required to be stated or omissions to state a material fact that is necessary to be stated in order to make a statement not be misleading in the information contained in the Final Prospectus that:

(i)	is derived from our opinion referred to above; or

(ii)	is within our knowledge as a result of the services that we performed to render such an opinion.

Yours very truly,

(signed) “Norton Rose Fulbright Canada LLP”

Norton Rose Fulbright Canada LLP

Norton Rose Fulbright Canada LLP is a limited liability partnership established in Canada.

Norton Rose Fulbright Canada LLP, Norton Rose Fulbright LLP, Norton Rose Fulbright Australia, Norton Rose Fulbright South Africa Inc and Norton Rose Fulbright US LLP are separate legal entities and all of them are members of Norton Rose Fulbright Verein, a Swiss verein. Norton Rose Fulbright Verein helps coordinate the activities of the members but does not itself provide legal services to clients. Details of each entity, with certain regulatory information, are at nortonrosefulbright.com.